UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 20, 2024

ClimateRock

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41363	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 Bedford Square

London, WC1B 3HH, United Kingdom

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +44 730 847 5096

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share, one-half of one Redeemable Warrant and one Right	CLRCU	The Nasdaq Stock Market LLC

Class A Ordinary Shares, par value $0.0001 per share	CLRC	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	CLRCW	The Nasdaq Stock Market LLC

Rights, each entitling the holder to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of an initial business combination	CLRCR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 20, 2024, the Board of Directors (the “Board”) of ClimateRock, a Cayman Islands exempted company (the “Company”), appointed Dariusz Sliwinski as a director, effective immediately. Mr. Sliwinski qualifies as an independent director and is appointed to serve as the chair of the audit committee and the member of the compensation committee and the nominating and corporate governance committee of the Board.

Mr. Sliwinski, age 62, has been serving as the Director of Institutional Product Development at Burj Financial Consultants since 2018, a director at Morningside Financial Ltd, a business consulting firm, since May 2022, and an independent director and advisor at Palmela Capital Limited, an investment fund, since February 2024. From 2021 to 2023, Mr. Sliwinski served as an advisor at the Untitled Ventures, a venture capital fund in the United Kingdom, providing oversight of fund and portfolio management including capital raising efforts and establishment of strategic partnerships. From 2017 to 2018, Mr. Sliwinski served as Chief Investment Officer and Head of Asset Management at Ubhar Capital, a private investment bank, leading the bank’s investment management practice. Mr. Sliwinski’s prior leadership positions in international hedge funds and alternative asset management firms provide a solid foundation of financial management decision making and complex due diligence expertise. Mr. Sliwinski holds a master’s degree in business administration from SDA Bocconi, Milan, a postgraduate European studies degree from University of Lodz and a master’s degree in electronic engineering from Lodz University of Technology.

There are no family relationships between Mr. Sliwinski and any director, executive officer, or person nominated or chosen by the Company to become an executive officer of the Company. There are no transactions between the Company and Mr. Sliwinski that are subject to disclosure under Item 404(a) of Regulation S-K.

In connection with the appointment, the Company and Mr. Sliwinski entered into a joinder to a letter agreement, as well as an indemnification agreement, which are substantially similar to the letter agreement and indemnification agreements, respectively, entered into by the current officers and directors of the Company.

Item 8.01 Other Events

On May 21, 2024, the Company issued a press release announcing the appointment of Mr. Sliwinski. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated May 21, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ClimateRock

Date: May 21, 2024	By:	/s/ Per Regnarsson
		Name:	Per Regnarsson
		Title:	Chief Executive Officer